QUINCY CASS ASSOCIATES, INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FISCAL YEAR ENDED
NOVEMBER 30, 2025

QUINCY CASS ASSOCIATES, INCORPORATED

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05743

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___12/01/2024___ AND ENDING ___11/30/2025___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Quincy Cass Associates, Incorporated**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
11111 Santa Monica Boulevard, Suite 1650
(No. and Street)

Los Angeles	**CA**	**90025**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Minichiello	**310-473-4411**	**markm@quincycass.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #406	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	**2370**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Minichiello _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quincy Cass Associates, Incorporated _____, as of November 30 _____, 2 25 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON

Certified Public Accountant ·

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Quincy Cass Associates, Incorporated

Opinion on the Financial Statements

I have audited the accompanying consolidated statement of financial condition of Quincy Cass Associates, Incorporated as of November 30, 2025, the related consolidated statements of income, changes in stockholders' equity (deficit), subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quincy Cass Associates, Incorporated as of November 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Quincy Cass Associates, Incorporated's management. My responsibility is to express an opinion on Quincy Cass Associates, Incorporated's consolidated financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Quincy Cass Associates, Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the consolidated financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Quincy Cass Associates, Incorporated's consolidated financial statements. Supplemental Information is the responsibility of the Quincy Cass Associates, Incorporated's management. My audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Quincy Cass Associates, Incorporated's auditor since 2010.

Tarzana, California

January 6, 2026

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Financial Condition
November 30, 2025

ASSETS

Cash and cash equivalents	$	575,525
Receivable from clearing broker		39,955
Accounts receivable		359,624
Clearing deposit		75,000
Fixed assets		
net of accumulated depreciation of $97,504		6,296
Right of Use Asset		1,607,850
Other assets		105,936
Total assets	$	2,770,186

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES:

Accounts payable and accrued expenses	$	290,571
Operating Lease Liability		1,673,995
Commissions payable		488
Payable to clearing broker		1,069
Subordinated Borrowings (Note 5)		656,846
Total liabilities		2,622,969

STOCKHOLDERS' EQUITY (DEFICIT):

Common stock - Series A, no par value. 10,000 shares authorized, 1,100 shares issued and outstanding	200
Common stock - Series B, no par value. 10,000 shares authorized, zero shares issued and outstanding	
Additional paid-in capital	130,700
Retained earnings	16,317
Total stockholders' equity (deficit)	147,217
Total liabilities and stockholders' equity (deficit)	$ 2,770,186

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Income
For the year ended November 30, 2025

INCOME:

Management and advisory income	$ 2,000,087
Interest, rebate and dividend income	440,164
Commissions	257,123
Fees earned	105,035
Other income	4,064
Total income	2,806,473

EXPENSES:

Commissions	32,463
Clearing and advisory	121,958
Employee compensation and benefits	1,408,461
Legal and professional	36,163
Occupancy	213,332
Office	103,605
Other operating expenses	136,863
Quotation, research and subscriptions	139,033
Travel, meals and entertainment	125,488
Total expenses	2,317,366

INCOME BEFORE INCOME TAXES	489,107

INCOME TAX PROVISION (Note 4)

Income tax expense	165,880
NET INCOME	$ 323,227

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Changes in Stockholders' (Deficit) Equity
For the year ended November 30, 2025

	Common Stock Series A Shares Authorized	Common Stock Series A	Common Stock Series B	Additional Paid-in-capital	Accumulated Deficit/ Retained Earnings	Total Stockholders' (Deficit) Equity
Balance December 1, 2024	10,000	$ 200	$ -	$ 130,700	$ (306,910)	$ (176,010)
Net income					323,227	323,227
Balance November 30, 2025	10,000	$ 200	$ -	$ 130,700	$ 16,317	$ 147,217

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Cash Flows
For the year ended November 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	323,227
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		3,108
Net change in operating lease right-of-use asset/liability		11,417
(Increase) decrease in:		
Receivable from clearing broker		7,920
Accounts receivable		(74,558)
Other assets		(61,516)
Increase (decrease) in:		
Accounts payable and accrued expenses		123,874
Commissions payable		(2,063)
Payable to clearing broker		(416)
Total adjustments		7,766
Net cash provided by operating activities		330,993

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments on subordinated borrowings		(175,008)
Net cash used for financing activities		(175,008)
Increase in cash and cash equivalents		155,985
Cash and cash equivalents - beginning of period		419,540
Cash and cash equivalents - end of period	$	575,525

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	15,179
Income taxes	$	199,017

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Subordinated Borrowings
For the year ended November 30, 2025

Subordinated Borrowings at December 1, 2024	$	831,854
Increases:		-
Decreases:		
Repayments on subordinated notes		(175,008)
Subordinated Borrowings at November 30, 2025	$	656,846

Notes to Consolidated Financial Statements
November 30, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Quincy Cass Associates, Incorporated (the "Company") conducts business processing broker-dealer transactions on a fully disclosed basis and conducting investment management of customers' accounts.

Summary of significant accounting policies

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Fixed assets are recorded at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Fixed assets are depreciated by the straight-line method over their estimated useful lives which range from five to seven years.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

There are no levels to measure at November 30, 2025.

<u>Consolidation and Revenue Recognition</u>

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

<u>Income Taxes</u>

The Company files a consolidated tax return with its subsidiaries on an accrual basis. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

The Company is subject to audit by the taxing agencies for years ending November 30, 2022, 2023 and 2024.

<u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions and agency transactions, The Company has identified its chief executive officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Management and Advisory Income and Fees Earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Note 2: <u>DEPOSITS WITH CLEARING ORGANIZATIONS</u>

The Company has entered into a clearing agreement with National Financial Services, who carries the accounts of the customers of the Company. The balance of the deposit at November 30, 2025 was $75,000.

Note 3: <u>EQUIPMENT, NET</u>

Fixed Assets as of November 30, 2025 consist of the following:

Fixed Assets	$ 103,800
Less accumulated depreciation	(97,504)
	$ 6,296

Depreciation expense for the year ended November 30, 2025 was $3,108.

Note 4: <u>INCOME TAXES</u>

The income tax provision at November 30, 2025 consists of the following:

Federal	$ 119,701
California	46,179
Total Income Tax Expense	$ 165,880

Note 5: SUBORDINATED BORROWINGS

The Company had a subordinated note of $831,854 outstanding at December 1, 2024. The subordinated note balance is $656,846 at November 30, 2025. Interest expense and principal payments on the subordinated note for the year ended November 30, 2025 were $15,179 and $159,829, respectively. Monthly payments on the note are $11,667. The note bears interest of 2% per annum with a maturity date of April 13, 2032 and there is no prepayment penalty. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its Los Angeles office through May 31, 2036 that was last amended in May 2024.

Minimum future rental commitments are:

Year Ending	Amount
November 30, 2026	$ 88,681
November 30, 2027	193,813
November 30, 2028	200,483
November 30, 2029	207,528
November 30, 2030	196,163
November 30, 2031 & thereafter	1,285,772
	$2,172,440

Rent expense for the year ended November 30, 2025 was $213,332

The net present value of future lease payments pursuant to the lease agreement is included in the Consolidated Statement of Financial Condition. The Right of Use Asset represents the right to use an underlying asset for the remaining lease term. The Operating Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreement.

At November 30, 2025, the Company's leases have a weighted average remaining lease term of approximately ten years, and the weighted average discount rate utilized was approximately 4.6%.

In addition, during the year ended November 30, 2025, the Company was not engaged in any litigation and there were no open matters at year end.

Note 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2025 the Company had net capital of $322,738, which was $222,738 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness of $358,273 to net capital was 1.11 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 9: <u>RETIREMENT PLAN</u>

The Company sponsors a Simple IRA Plan covering certain employees. Contributions to the plan are made by both the Company and the employees. For the fiscal year ended November 30, 2025 the Company's expense was $27,235.

Note 10: <u>SUBSEQUENT EVENTS</u>

The management has reviewed the results of operations for the period of time from its year end of November 30, 2025 through January 6, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

QUINCY CASS ASSOCIATES, INCORPORATED
Statement of Net Capital
Schedule I
For the year ended November 30, 2025

	November 30, 2025
Stockholders' equity (deficit) November 30, 2025	$ 147,217
Add - Liabilities subordinated to claims of general creditors	656,846
Add - Other deductions or allowable credits	215,385
Total capital	1,019,448
Subtract - Non allowable assets:	
Equipment, net	6,296
Investment in subsidiaries	578,378
Other assets	105,936
Tentative net capital	328,838
Haircuts	6,100
NET CAPITAL	322,738
Minimum net capital	100,000
Excess net capital	$ 222,738
Aggregate indebtedness	358,273
Ratio of aggregate indebtedness to net capital	111%

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital as
reported was not included as there are no material differences
between the Company's computation of net capital included
in its unaudited Form X17A-5 Part IIA and the computation
contained herein.

14

QUINCY CASS ASSOCIATES, INCORPORATED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2025

The Company is exempt from the Reserve Requirement computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
November 30, 2025

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Quincy Cass Associates, Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company has not held customer funds or securities during the fiscal year ended November 30, 2025

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ended November 30, 2025.

Quincy Cass Associates, Incorporated

By: _____

_____
(Name)

_____
(Title)

_____
(Date)

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Quincy Cass Associates, Incorporated, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quincy Cass Associates, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Quincy Cass Associates, Incorporated, stated that Quincy Cass Associates, Incorporated, met the identified exemption provision throughout the most recent fiscal year without exception, and that it has not held customer funds or securities. Quincy Cass Associates, Incorporated's management, is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Quincy Cass Associates, Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 6, 2026